Exhibit 99.4

DEBT SETTLEMENT AND TERMINATION AGREEMENT

THIS AGREEMENT is made as of the 31st day of DECEMBER, 2025 (the “Effective Date”),

BETWEEN:

SOL STRATEGIES INC., a corporation existing under the laws of the Province of Ontario, with its head office located at Toronto, Ontario (the “Company”)

- and -

ANTANAS GUOGA, an individual resident in Dubai, UAE (the “Lender”)

(collectively, the “Parties”).

WHEREAS:

A.            The Company and the Lender are parties to an Amended and Restated Loan Agreement dated January 6, 2025 (the “LOC”), pursuant to which the Lender made available to the Company a revolving credit facility;

B.            As of the Effective Date, the total amount of principal and accrued interest outstanding under the LOC is CAD 9,847,107.89 (the “LOC Balance”);

C.            The Parties wish to settle the LOC Balance in full through a combination of a cash payment and the issuance of Common Shares in the capital of the Company (the “Settlement Shares”) on the terms set out herein;

NOW THEREFORE in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1       INTERPRETATION

1.1            Definitions In this Agreement, unless the context otherwise requires:

“Cash Due” means CAD 4,923,554.25, representing 50% of the LOC Balance.

“Conversion Amount” means CAD 4,923,553.64, representing 50% of the LOC Balance.

“Conversion Price” means CAD 2.14 per Settlement Share.

“CSE” means the Canadian Securities Exchange.

“Settlement Shares” means the 2,300,726 Common Shares to be issued to the Lender (calculated as Conversion Amount ÷ Conversion Price).

ARTICLE 2       SETTLEMENT OF DEBT

2.1            Mechanics of Settlement The Parties agree to settle and discharge the LOC Balance as follows:

(a)	Share Issuance: The Company shall issue to the Lender the Settlement Shares at the Conversion Price in full satisfaction of the Conversion Amount on the date that is five (5) business days following the Effective Date.

(b)	Cash Payment: The Company shall pay the Lender the Cash Due in two equal installments:

(i)	First Installment: CAD 2,461,777.12 shall be paid by wire transfer to an account designated by the Lender within seven (7) days of the Effective Date; and

(ii)	Second Installment: CAD 2,461,777.13 shall be paid by wire transfer within forty five (45) days after Effective Date.

2.2            Full and Final Release Effective upon the issuance of the Settlement Shares and the payment of the final Cash Installment (the “Completion Date”):

(c)	The LOC is hereby terminated and of no further force or effect; and

(d)	The Lender hereby irrevocably releases and forever discharges the Company, its subsidiaries, directors, officers, employees, and agents (collectively, the “Releasees”) from any and all claims, debts, liabilities, demands, and causes of action of any nature whatsoever, whether known or unknown, arising out of or in connection with the LOC.

ARTICLE 3       REGULATORY COMPLIANCE & REPRESENTATIONS

3.1            Representations of the Lender The Lender represents and warrants to the Company that:

(e)	Insider Status: He acknowledges that he is an “insider” and “related party” of the Company as defined in the Securities Act (Ontario) and MI 61-101;

(f)	Resale Restrictions: He acknowledges that the Settlement Shares will be subject to a statutory hold period of four months and one day from the date of issuance.

3.2            Representations of the Company The Company represents and warrants to the Lender that:

(g)	Authority: The execution and delivery of this Agreement has been duly authorized by the Board, excluding any directors with a disclosable interest;

(h)	Valid Issuance: The Settlement Shares, when issued, will be duly authorized, validly issued, fully paid and non-assessable;

(i)	CSE Compliance: The Company has filed (or will file immediately upon execution) a Form 9 with the CSE.

ARTICLE 4       GENERAL PROVISIONS

4.1            Time of Essence Time shall be of the essence in this Agreement.

4.2            Further Assurances Each Party shall execute such further documents and do such further acts as may be reasonably necessary to carry out the intent of this Agreement.

4.3            Governing Law This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

4.4            Counterparts This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Effective Date.

[SIGNATURE PAGE FOLLOWS]

SOL STRATEGIES INC.

Per:	“Michael Hubbard”
Name:	Michael Hubbard
Title:	Interim CEO

ANTANAS GUOGA

“Antanas Guoga”